SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

ENDURANCE EXPLORATION GROUP, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

333-141817	03-0611187
(Commission File Number)	(IRS Employer Identification No.)

Steven Saint Armour

1997 Annapolis Exchange Parkway

Suite 300

Annapolis, MD 21401

(410) 972-4660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) – EIN 27-11786256 Eclipse Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐	(bb) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization 1997 Annapolis Exchange Parkway Suite 300, Annapolis, MD 21401 U.S.A
Number of shares beneficially owned by each reporting person with		7.	Sole Voting Power 2,000,000
		8.	Shared Voting Power
		9.	Sole Dispositive Power 2,000,000
		10.	Shared Dispositive Power
11.	Aggregate amount beneficially owned by each reporting person 2,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o
13.	Percent of Class Represented by Amount in Row (11) 5.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven Saint Armour
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐	(bb) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization 1997 Annapolis Exchange Parkway Suite 300, Annapolis, MD 21401 USA
Number of shares beneficially owned by each reporting person with		7.	Sole Voting Power 200,000
		8.	Shared Voting Power 2,000,000[1]
		9.	Sole Dispositive Power 200,000
		10.	Shared Dispositive Power 2,000,000[2]
11.	Aggregate amount beneficially owned by each reporting person 2,200,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o
13.	Percent of Class Represented by Amount in Row (11) 5.8%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock (“Common Stock”), of Endurance Exploration Group, Inc. (the “Issuer”), with its principal executive offices located at 15500 Roosevelt Blvd., Clearwater, Florida 33760.

Item 2. Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are:

Eclipse Group, Inc., a S-corporation (“Eclipse”); and

Steven Saint Armour, a [United States] citizen.

This Statement is being filed by Steven Saint Armour, member of the Issuer’s Board of Directors and shareholder, Director and Chief Operating Officer of Eclipse.  Eclipse is engaged in the business of providing marine operations services. Eclipse directly owns the shares as reported in this Statement.  Additional information called by this item with respect to the executive officer and directors of Eclipse is contained in Appendix A, attached hereto and incorporated herein by reference.  Each of the filers hereto disclaims beneficial ownership with respect to any shares other than shares owned directly by such filer.

The principal office or business address of Eclipse and Steven Saint Armour is 1997 Annapolis Exchange Parkway, Suite 300, Annapolis, MD 21401.

(d)-(e)

During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. – No criminal civil convictions or proceedings

Item 3. Source and Amount of Funds or Other Consideration.

The consideration for the securities issued to Eclipse was Eclipse’s provision of marine operations services for the Issuer.

Item 4.  Purpose of Transaction.

The purpose of the transaction was for Eclipse to provide its expertise in marine expedition services to the Issuer.

The 2,000,000 shares held by Eclipse were acquired for investment purposes.

Item 5.  Interest in Securities of the Issuer.

(a)

The aggregate percentage of the Company’s outstanding shares of Common Stock reported owned by each Reporting Person is based on 37,828,860 shares of common stock outstanding at March 31, 2015, as reported by the Company on its Form 10-Q for the quarter ended March 31, 2015, filed with the United States Securities and Exchange Commission on May 12, 2015.  Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

Eclipse beneficially owns 2,000,000 shares of Common Stock, representing 5.3% of all the outstanding shares of Common Stock.

Mr. Saint Armour beneficially owns 200,000 shares of Common Stock, representing .5% of all the outstanding shares of Common Stock.  Mr. Saint Armour and his spouse jointly own 100% of the issued and outstanding common stock of Eclipse.  Consequently, Mr. Saint Armour may be deemed to beneficially own the 2,000,000 shares of Common Stock owned by Eclipse.

(b)

Mr. Saint Armour may be deemed to have shared voting and dispositive power with respect to the 2,000,000 shares of Common Stock held by Eclipse.  Eclipse does not share any voting or dispositive power with respect to the shares Eclipse beneficially owns.

(c)

During the past 60 days, there have been no transactions in shares of Common Stock by the Reporting Persons - None

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The relationships between Mr. Saint Armour and Eclipse is described above under Item 2.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2015	ECLIPSE GROUP, INC.
	by:	/s/ Steven Saint Amour
Steven Saint Amour
COO/ Vice President

/s/ Steven Saint Amour
Steven Saint Amour

APPENDIX A

Pursuant to Instruction C to Schedule 13D, the below information relates to the executive officers and directors of Eclipse Group, Inc. Unless otherwise indicated, the principal address of each person listed below is 1997 Annapolis Exchange Parkway, Suite 300, Annapolis, MD 21401and each executive officer or director listed below is a citizen of the United States. Additionally, unless otherwise indicated, none of the below executive officers or directors shares voting or dispositive power over any Shares other than those described in Item 5 of this Schedule 13D.

INFORMATION CONCERNING THE DIRECTORS AND

EXECUTIVE OFFICERS OF ECLIPSE GROUP, INC.

Name and Business Address	Position with Eclipse Group, Inc.	Present Principal Occupation
Joan Saint Armour	Director, Chairman, President and Chief Executive Officer	Chief Executive Officer Eclipse Group Inc.

Steven Saint Armour	Director, Vice President and Chief Operating Officer	Chief OperatingOfficer Eclipse Group Inc.

Christine Zitman-15500 Roosevelt Blvd., Suite 301 Clearwater, FL 33760	Secretary	Chief Financial Officer Endurance Exploration Group, Inc.

Footnotes

1 Represents shares beneficially owned directly by Eclipse Group, Inc., of which Mr. Saint Armour may be deemed to have beneficial ownership.

2 Represents shares beneficially owned directly by Eclipse Group, Inc., of which Mr. Saint Armour may be deemed to have beneficial ownership.